Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEPHEN G. GELLMAN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) OF COUNSEL

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JEREMY L. GOLDSTEIN

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C.CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

WILLIAM T. ALLEN PETER C. CANELLOS DAVID M. EINHORN KENNETH B. FORREST THEODORE GEWERTZ MAURA R. GROSSMAN RICHARD D. KATCHER THEODORE A. LEVINE DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN	ROBERT M. MORGENTHAU ERIC S. ROBINSON PATRICIA A. ROBINSON* LEONARD M. ROSEN MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS J. BRYAN WHITWORTH AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL
DAVID M. ADLERSTEIN AMANDA K. ALLEXON** LOUIS J. BARASH DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA	PAULA N. GORDON NANCY B. GREENBAUM MARK A. KOENIG J. AUSTIN LYONS SABASTIAN V. NILES AMANDA N. PERSAUD JEFFREY A. WATIKER

** ADMITTED IN THE STATE OF ILLINOIS

June 28, 2013

VIA EDGAR AND HAND DELIVERY

Mr. Duc Dang
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:                             Gaming and Leisure Properties, Inc.
Registration Statement on Form S-11
Filed May 15, 2013
File No. 333-188608

Dear Mr. Dang:

On behalf of our client Gaming and Leisure Properties, Inc. (the “Company” or “GLPI”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter dated June 12, 2013, with respect to the Company’s registration statement on Form S-11 (Registration No. 333-188608) filed with the Commission on May 15, 2013 (the “Registration Statement”).

This letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement are being filed electronically via the EDGAR system today.  In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 1 marked to indicate changes from the version filed on May 15, 2013.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.  All references to page numbers in these responses are to the pages in the marked version of Amendment No. 1.

General

1.                                      For the registrant and the agent of service, please revise the cover page of the registration statement to include the applicable zip code.

Response:  The cover page of Amendment No. 1 has been revised in response to the Staff’s comment.

2.                                      We note that you have provided the undertakings required by Item 512(a) of Regulation S-K.  Please tell us whether this is a Rule 415 offering.  If so, please check the applicable box on the cover page of the registration statement.

Response:  The Staff is advised that this is not a Rule 415 offering, and page II-2 of Amendment No. 1 have been revised to remove the undertakings applicable only to Rule 415 offerings.

3.                                      Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

•                                          Disclose that you are an emerging growth company;

•                                          Describe how and when a company may lose emerging growth company status;

•                                          Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•                                          State your election under Section 107(b) of the JOBS Act:

•                                          If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•                                          If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

Response:  The disclosure on the prospectus cover page and on pages 5-6 of Amendment No. 1 has been revised in response to the Staff’s comment.

4.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  The Staff’s comment is acknowledged, and we will supplementally provide any such written communications presented, published or distributed in the future to the Staff.  The Company advises the Staff that, as of the date of this letter, there has been no written communication which GLPI, or anyone authorized to do so on GLPI’s behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act, nor have there been any research reports about GLPI published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in GLPI’s offering.

5.                                      Please tell us why no vote of Penn shareholders was required for this transaction.

Response:  Penn National Gaming, Inc. (“Penn”), a Pennsylvania corporation, is governed by the Pennsylvania Business Corporations Law of 1988, as amended (the “PBCL”). Under the PBCL, the board of directors of a corporation, acting in accordance with the directors’ legal duties, has the authority to approve the corporation’s transactions, except for certain types of transactions that expressly require shareholder approval. The Separation is not one of the types of transactions that require shareholder approval under the PBCL. Specifically, while Section 1932(g) of the PBCL requires a vote of the holders of a corporation’s common stock if the corporation seeks to dispose of all or substantially all of its assets, it also includes a bright-line safe-harbor test providing that no shareholder approval is required when the corporation retains a business activity that, on a consolidated basis, represents “at least: (1) 25 percent of the corporation’s total assets; and (2) 25 percent of either: (i) income from continuing operations before income taxes; or (ii) revenues from continuing operations.”  The businesses retained by Penn following the Separation will satisfy this safe harbor, and Penn will therefore not be deemed under the PBCL to be disposing of all or substantially all of its assets in the Separation.  Accordingly, no shareholder approval of the Separation is required under applicable law, and Penn is not seeking shareholder approval.

Transfer of Assets and Assumption of Liabilities, page 42

6.                                      Please revise this section to discuss the cash payment that will be made to Penn in exchange for your assets.

Response:  The disclosure on pages 43-44 of Amendment No. 1 has been revised in response to the Staff’s comment.

The Master Lease, page 45

7.                                      Please identify the properties where the 80% useful life threshold would impact any renewal options and discuss the outcome for properties once they exceed the threshold.

Response:  The disclosure on page 46 of Amendment No. 1 has been revised in response to the Staff’s comment.

8.                                      In the appropriate section, please revise to discuss how the lease rental terms were determined.

Response:  The disclosure on page 46 of Amendment No. 1 has been revised in response to the Staff’s comment.

9.                                      Please revise to clarify if the adjusted revenue to rent ratio cap applies to the individual properties or the portfolio as a whole.  Also, please clarify if noted ratio was satisfied based on your properties’ 2012 performance.

Response:  The disclosure on page 47 of Amendment No. 1 has been revised in response to the Staff’s comment.

Dividend Policy, page 53

10.                               In your amended filing, please revise your definition of NAREIT FFO to include stock based compensation expense and maintenance capital expenditures consistent with NAREIT’s definition of FFO or explain to us why no revision is necessary.

Response:  The Company notes to the Staff that NAREIT defines FFO as a REIT’s net income, excluding gains or losses from sales of property, and adding back real estate depreciation, which is consistent with the definition GLPI will utilize.  GLPI’s definition of Adjusted Funds from Operations (“AFFO”) begins with FFO and excludes the effects of stock based and other non-cash compensation expense and makes a further reduction for maintenance capital expenditures, which we believe is consistent with the methodology of many publicly traded REITs.  Page 54 of Amendment No. 1 has been revised to clarify our disclosure.

Financially Secure Tenants, page 59

11.                               Please revise to disclose, here or elsewhere as applicable, the tenant’s credit ratings or advise.

Response:  The disclosure on page 60 of Amendment No. 1 has been revised in response to the Staff’s comment.

Our Portfolio/Property (including Operating Data), page 62

12.                               To the extent lease expirations become material in future periods, please provide a schedule of lease expiration in your Form 10-Ks.  The disclosure should be similar to that requested by Item 15(f) of Form S-11.

Response:  The Company will provide a schedule of lease expiration in its Form 10-Ks to the extent lease expirations become material in future periods, as requested by the Staff.

13.                               Please tell us whether data on the number of tables and slot machines is relevant to an investor’s understanding of the capacity of your properties.

Response:  The Company does not believe that the number of tables and slot machines is material to an investor’s understanding of the capacity of its properties.  Penn, as the Company’s tenant pursuant to the Master Lease, will have the sole discretion to determine the number and mix of tables and slot machines at the Company’s properties, and it may make changes in its sole discretion (subject to applicable law and regulatory approvals) in order to maximize profits for the facility.  The Company believes that a more important metric for understanding the capacity of its properties is the square footage of conditioned space available to a tenant to operate its business, which we have provided on page [62] of Amendment No. 1.  Because conditioned square footage is fixed, and structural projects that would change the amount of conditioned square footage at a facility would generally require GLPI’s consent under the Master Lease, the Company believes that conditioned square footage is the metric that will provide investors with the best understanding of a property’s capacity and whether and to what extent the tenant is capacity constrained.

14.                               Please explain the significance of your leased acreage.

Response:   The disclosure on page 63 of Amendment No. 1 has been revised in response to the Staff’s comment.

Selected Historical Consolidated Financial Data, page 72

15.                               Please explain to us how you determined it would be appropriate to include unaudited financial information for the years ended December 31, 2009 and 2008.

Response:  The Company notes to the Staff that Item 301of Regulation S-K calls for the inclusion of selected financial data for a registrant and its predecessors for each of the last five fiscal years.  The Company also understands that the information in the selected financial data pursuant to Item 301 of Regulation S-K need not be audited.  Although the selected historical consolidated financial data as of or for the years ended December 31, 2012, 2011 and 2010 are derived from GLPI’s audited financial statements, GLPI did not engage its auditors to render a report on the selected financial data in accordance with Statement of Auditing Standards No. 42 and as such has revised the disclosure on page 74 of Amendment No. 1 to remove the column references to “audited” and “unaudited”.

Unaudited Pro Forma Consolidated Financial Data, page 74

16.                               Please revise the heading of this section to make reference to your Unaudited Forecasted Consolidated Income Statement in addition to your Unaudited Pro Forma Consolidated Financial Data.  Additionally, please confirm for us that your unaudited forecasted consolidated income statement has been prepared in accordance with the AICPA standards for forecasts and projections.  Please enhance your disclosure to include a description of the all accounting principles used to prepare your forecast and a statement indicating whether or not these principles are consistent with those used to prepare your financial statements.  Your enhanced disclosure should clearly state that while your Unaudited Pro Forma Consolidated Balance Sheet has been prepared in accordance with Rule 11 of Regulation S-X, your Unaudited Forecasted Consolidated Income Statement has been prepared in accordance with AICPA standards.

Response:  In response to the Staff’s comment, the section beginning on page 75 of Amendment No. 1 has been retitled “GLPI Unaudited Pro Forma and Forecasted Consolidated Financial Statements” and the disclosures in that section have been revised.   The Company confirms that the unaudited forecasted consolidated income statement on page [75] of Amendment No. 1 has been prepared in accordance with the AICPA standards for forecasts and projections.

Unaudited Forecasted Consolidated Income Statement, page 75

17.                               Given that the spin off transaction is expected to occur during 2013, clarify for us whether your forecast is for the 12 months ended December 31, 2013 or the period from inception through December 31, 2013.  Please revise your disclosure accordingly.

Response:  The unaudited forecasted consolidated income statement on page 75 of Amendment No. 1 is for the 12 months ended December 31, 2013 as if the Separation, the Internal Reorganization and the REIT Conversion had occurred on January 1, 2013. The disclosure on page 75 of Amendment No. 1 has been revised to clarify the foregoing.

18.                               Please revise your caption “Net revenues from TRSs” to describe the actual source of revenues (i.e. gaming, food & beverage etc.).

Response:  The disclosure on page 76 of Amendment No. 1 has been revised in response to the Staff’s comment.

Unaudited Pro Forma Consolidated Balance Sheet, page 76

19.                               Please explain to us why the historical consolidated financial statements of GLPI reflect the operations of the TRS properties that will be owned by GLPI’s TRSs following the Spin-Off.  In your response tell us how the company intends to account for the transaction and the accounting literature management has relied upon in arriving at their conclusions.  Your response should include a discussion of how management determined the amount to be paid to Penn National Gaming as part of the transaction and how the company has accounted for any excess of this amount over the carry over basis of the net assets acquired.

Response:  The Company advises the Staff that the operations of the TRS properties have been reflected as the historical consolidated financial statements of GLPI in accordance with prior communications between representatives of Penn and the Office of the Chief Accountant of the Division of Corporation Finance.  Specifically, in a letter dated March 21, 2013, the Associate Chief Accountant of the Division of Corporation Finance indicated that GLPI should provide full audited statements of the casinos to be contributed to GLPI that meet the provisions of S-X 3-01 and 3-02 and that the audited balance sheet of the real estate to be contributed to GLPI should be presented separately from the audited financial statements of the two casinos for reader clarity.

The assets and liabilities of the Company will be recorded at their respective historical carrying values at the time of the Separation in accordance with the provisions of FASB ASC 505-60, “Spinoffs and Reverse Spinoffs.”

The Company currently anticipates transferring Penn approximately $2.057 billion in exchange for certain GLPI Assets in connection with the Separation.  Penn and the Company derived this amount based on their analysis of the optimal pro forma capital structures of each party following the Separation.  The amount to be transferred by GLPI to Penn in connection with the transfer of the GLPI Assets from Penn to GLPI is not expected to exceed the basis of such GLPI Assets in the hands of GLPI.

Note 1 — Pro Forma Adjustments, page 77

20.                               Given that your Unaudited Forecasted Consolidated Income Statement has not been prepared in accordance with Rule 11 of Regulation S-X, please revise your disclosure to present the related footnotes separately from the footnotes related to your Unaudited Pro Forma Consolidated Balance Sheet and caption the footnotes accordingly.  Additionally, please revise the footnotes to your Unaudited Forecasted Consolidated Income Statement to include a discussion of your reasonable basis for each income statement line item.

Response:  The footnotes to GLPI’s pro forma and forecasted financial statements beginning on page 78 of Amendment No. 1 have been revised in response to the Staff’s comment.

Note 1. Pro Forma Adjustments, page 77 Footnotes H & J, page 79

21.                               Please tell us how your adjustment to record anticipated amounts of GLPI indebtedness is factually supportable.  Reference is made to Rule 11 of Regulation S-X.

Response:  Penn and GLPI determined the anticipated amount of GLPI indebtedness based on their analysis of the optimal pro forma capital structures of each party following the Separation.  In the case of GPLI, the anticipated amount of indebtedness has been derived from, among other factors, the anticipated amount of the distribution of earnings and profits (defined in the Prospectus as the “Purging Distribution”) that will be required in order for GLPI to make its REIT election and the anticipated amount that GLPI will transfer to Penn in connection with the Separation.  In addition to the foregoing analyses, the Company believes the anticipated amount of indebtedness reflected on GLPI’s pro forma financial statements is factually supportable based on discussions with prospective lenders to GLPI. The Company informs the Staff that based on such discussions, it has received informal commitments from several banks supporting GLPI’s anticipated indebtedness amount, which commitments will be finalized prior to the Spin-Off and described as appropriate in subsequent disclosures.  Finally, GLPI further believes its anticipated amount of indebtedness is factually supportable based on the Company’s observation of the average leverage ratios of other publicly traded “triple net” REITs, which as of the date hereof approximates 5.6x adjusted EBITDA, as compared with GLPI’s forecasted pro forma leverage ratio of 5.5x adjusted EBITDA.

Management’s Discussion and Analysis of Financial Condition and.., page 81

22.                               Please enhance your MD&A to include a more detailed discussion of the results of operations from Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc.

Response:  The disclosure on page 82 and pages 89-90 of Amendment No. 1 has been revised in response to the Staff’s comment.

23.                               Please include in your amended filing a discussion of your critical accounting policies, the judgments and uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.  Refer to Section V of SEC Financial Reporting Release 72.

Response:  The disclosure beginning on pages 92-93 of Amendment No. 1 has been revised in response to the Staff’s comment.

Liquidity and Capital Resources, page 83

24.                               Please clarify if the issuance of the Senior Notes and execution of the term loan and credit facility will occur prior to the spin-off but after effectiveness of this registration statement.  If so, please tell us how you determined the expected annual interest expense.

Response:  The Company advises the Staff that it expects the issuance of the senior notes and the execution of the term loan will occur prior to the Spin-Off but after the effectiveness of the Registration Statement.  However, the Company anticipates substantially finalizing the documentation relating to the senior notes and credit facilities prior to the effectiveness of the Registration Statement, and will confirm the expected annual interest expense based on such substantially final documentation.  In the event that the executed documents contain material changes from such substantially final documentation, the Company would anticipate filing a post-effective amendment to the Registration Statement in order to reflect such material changes.

Directors, page 86

25.                               For each director or person nominated to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of the registrant’s business and structure.  Refer to Item 401(e) of Regulation S-K.

Response:  The disclosure on pages 95-96 of Amendment No. 1 has been revised in response to the Staff’s comment.

Financial Statements, page F-1

26.                               Please update your financial statements in accordance with Rule 3-01 of Regulation S-X.  Financial Statements — Louisiana Casino Cruises, Inc. and Penn Cecil Maryland, Inc.

Response:  Amendment No. 1 contains updated financial statements in accordance with Rule 3-01 of Regulation S-X.

Note 2. Summary of Significant Accounting Policies, page F-7

Property and Equipment, page F-8

27.                               We note your disclosure that the company considers future cash flows and current operating results as factors considered when assessing possible impairment for property and equipment.  Please tell us how the impact of recent competition that has negatively impacted the casinos’ operations and resulted in a reduction in forecasted net revenues and operating expenses of 19% and 16% compared to prior year levels was considered in your impairment analysis.

Response:  The Company advises the staff that Hollywood Casino Baton Rouge and Hollywood Casino Perryville each faced significant increases in competition in the second half of 2012 which has negatively impacted their operations.  However, the Company had previously forecasted the impact of this additional competition on its two casinos’ operating results and incorporated these projections in its undiscounted cash flow analysis for its impairment analysis of the Company’s property and equipment.  At this time the Company believes that no impairment charge is required.

Financial Statements

Schedule of Real Estate Assets to be Acquired by GLPI, page F-16

28.                               We note your disclosure that GLPI will hold directly or indirectly substantially all of the assets and liabilities associated with Penn’s real property interest and real estate development business.  Please confirm for us that there is no historical debt related or allocated to the properties to be acquired.

Response:  The Company hereby confirms that there is no historical debt related or allocated to the properties to be acquired by the Company from Penn.

Notes to Schedule of Real Estate Assets to be Acquired by Gaming and Leisure Properties, Inc., page F-17

29.                               Please revise your footnotes to include disclosure stating that Penn National Gaming, Inc. is expected to be a significant lessee after the spin-off transaction.  Your revised disclosure should make reference to the fact that Penn National Gaming, Inc. is a public company with periodic financial statements filed with the SEC.

Response:  The disclosure on pages F-31 - F-32 of Amendment No. 1 has been revised in response to the Staff’s comment.

Index to Exhibits

30.                               Please tell us why you have not filed as an exhibit to the registration statement the Separation and Distribution Agreement.  Refer to Item 601(b)(10) of Regulation S-K.

Response:  The Company informs the Staff that the Separation and Distribution Agreement is still in the process of being completed, and will be filed as soon as it becomes available as Exhibit 2.1 to a subsequent amendment to the Registration Statement.

31.                               We note that you will be filing certain exhibits by amendment.  Please file all exhibits as promptly as possible.  If you are not in a position to file the legal and tax opinions with the next amendment, please provide us with draft copies for our review.  Please note that we will review exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

Response:  The Staff’s comment is noted.  Certain

exhibits are still in the process of being completed, and will be filed as promptly as possible in a subsequent amendment to the Registration Statement.  Draft copies of the legal and tax opinions listed as exhibits to the Registration Statement have been enclosed for review by the Staff.

* * *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1218 or Scott W. Golenbock at (212) 403-1362.

We thank the Staff in advance for its assistance.

Very truly yours,

/s/ Daniel A. Neff
Daniel A. Neff

Enclosures

cc:                                          William J. Clifford, Chief Financial Officer (Gaming and Leisure Properties, Inc.)